Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN : L85195TG1984PLC004507

Tel      : +91 40 4900 2900

Fax      : +91 40 4900 2999

Email  : mail@drreddys.com

www.drreddys.com

April 13, 2024

National Stock Exchange of India Ltd. (Scrip Code: DRREDDY-EQ)

BSE Limited (Scrip Code: 500124)

New York Stock Exchange Inc. (Stock Code: RDY)

NSE IFSC Ltd (Stock Code: DRREDDY)

Dear Sir/Madam,

Sub:	Disclosure pursuant to Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 – sale/ disposal of stake in step down wholly owned Subsidiary of the Company

Pursuant to Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“SEBI Listing Regulations”), as amended, we wish to inform that the wholly owned subsidiary of the Company, namely, Dr. Reddy’s Laboratories SA, Switzerland, (referred to hereinafter as "Dr. Reddy’s Swiss") has entered in to Stock Purchase Agreement for sale/ disposal of its entire stake in Dr. Reddy’s Venezuela C.A., Venezuela, the wholly owned subsidiary of Dr. Reddy’s Swiss. Consequently, Dr. Reddy’s Venezuela C.A. will cease to be a wholly owned subsidiary of Dr. Reddy’s Swiss as well as step down wholly owned subsidiary of the Company.

The details required under Regulation 30 of the SEBI Listing Regulations, read with SEBI Circular No. SEBI/HO/CFD/CFD-PoD-1/P/CIR/2023/123 dated July 13, 2023, with respect to the above sale/ disposal of stake in step down wholly-owned Subsidiary is given in Annexure enclosed herewith.

This is for your information and records.

Thanking you.

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

K Randhir Singh

Company Secretary, Compliance Officer and Head-CSR

Encl: as above

Annexure

Disclosure under Part A Para A(i) of Schedule III read with Regulation 30 of the SEBI (Listing Obligation and Disclosure Requirements) Regulations, 2015

Sl	Details to be provided	Information
1	The amount and percentage of the turnover or revenue or income and net worth contributed by such unit or division or undertaking or subsidiary or associate company of the listed entity during the last financial year	Dr. Reddy’s Laboratories SA, Switzerland, (referred to hereinafter as "Dr. Reddy’s Swiss") has entered in to Stock Purchase Agreement for sale/ disposal of its entire stake in Dr. Reddy’s Venezuela C.A., Venezuela, wholly owned subsidiary of Dr. Reddy’s Swiss. Consequent to such sale/ disposal of stake, Dr. Reddy’s Venezuela C.A. will cease to be a wholly owned subsidiary of Dr. Reddy’s Swiss as well as step down wholly owned subsidiary of the Company.

The details as per last audited financial statement for the financial year ended March 31, 2023 of Dr. Reddy’s Venezuela C.A. are as hereunder:

		Particulars	Amount	% of consolidated Income/ Net Worth of the Company
		Turnover	Nil	Not applicable
		Net worth	Negative	Not applicable

2	Date on which the agreement for sale has been entered into	April 12, 2024
3	The expected date of completion of sale/ disposal	The completion will be effective by April 17, 2024
4	Consideration received from such sale/ disposal	USD 100
5	Brief details of buyers and whether any of the buyers belong to the promoter/ promoter group/ group companies. If yes, details thereof	Pursuant to the Stock Purchase Agreement, shares will be sold to Kuraduria Holdings Corp (‘KHC’). The KHC does not belong to the promoter/ promoter group/ group companies.
6	Whether the transaction would fall within related party transactions? If yes, whether the same is done at “arm’s length”	The KHC is not a related party to the Company or any of its subsidiaries. The transaction is not a related party transaction.
7	Whether the sale, lease or disposal of the undertaking is outside Scheme of Arrangement? If yes, details of the same including compliance with regulation 37A of LODR Regulations	Not applicable
8	Additionally, in case of a slump sale, indicative disclosures provided for amalgamation/ merger, shall be disclosed by the listed entity with respect to such slump sale	Not applicable